October 26, 2006

Operating Income increased 6.0% and Net Income rose 26.7%

(All figures expressed in this document are in millions of pesos using the purchasing power as of September 30, 2006. Variations expressed compare the current quarter with the same period in 2005, except when specified. Figures may vary as a result of rounding. “b.p.” stands for basis points.)

Financial Highlights:
  Sales in the third quarter increased 3.27% to $5,590.61 million
  Cost of sales in the quarter rose by 3.66%
  Gross margin declined by 34 basis points from 3Q05 to 9.15%
  Operating expenses decreased 4.09% in the third quarter
  Operating income grew 6.00% from 3Q05
  Operating margin gained 9 b.p. to 3.47%
  Operating income plus depreciation and amortization totaled $214.86 million, increasing 1.65% from 3Q05
  Third quarter net income rose 26.74%, while the net margin rose from 2.28% in 3Q05 to 2.80% in 3Q06
  No cost-bearing liabilities were registered during the quarter
  Company’s cash position rose 41.75% from 3Q05

Mexico, City, October 26, 2006. Grupo Casa Saba (“Saba”, “GCS”, “the Company” or “the Group”), one of the leading Mexican distributors of pharmaceutical products, beauty aids, personal care and consumer goods, general merchandise, publications and other products announces its consolidated financial and operating results for the third quarter of 2006.

QUARTERLY RESULTS

NET SALES

During the third quarter of the year, sales of our Private Pharma division showed the highest growth of all of our divisions, when compared to 3Q05. This result is attributable to the positive performance of the private pharmaceutical market, which maintained its sustained growth in terms of values as well as the competitive market participation of GCS´s during the period.

The divisions of Government Pharma and Health, Beauty, Consumer Goods, General Merchandise and Others registered during the quarter lower sales when compared to 3Q05, affecting the Group´s total sales. Reduction of sales in these divisions stems from the lack of sales of certain products to some clients due to changes in bidding processes and/or sales characteristics. In addition, we no longer distributed some beauty and consumer goods lines that did not meet the Company´s established profitability parameters.

It is worth noting that Grupo Casa Saba will continue to operate under strict profitability parameters established for each business line and/or product, seeking to incorporate new product lines that add value and increase profitability to our operations.

As a result, Grupo Casa Saba recently acquired a specialized pharmaceutical products distributor. Through this acquisition, which amounted to less than US$ 5.0 million, the Company expects to penetrate faster and more efficiently the distribution and commercialization market of specialized pharmaceuticals, which represent a new market niche and a potential source of additional sales in the short and medium term.

 As per our operating structure, we have been renewing the automatic picking and order fulfillment systems of our main distribution centers. This decision will allow us to improve our efficiency and consequently our profitability levels. In addition, we entered into the vaccine business, which represents a potential source of growth in the medium term given the arrival of new vaccines developed to prevent diverse and compex diseases, which will soon be available in the market.

In Grupo Casa Saba we continue with our technological renewal program. We are currently working with IBM and SAP to develop the most advanced technology that will allow us to offer our clients and suppliers the most efficient national distribution network.

SALES BY DIVISION

PRIVATE PHARMA

During 2006´s third quarter, sales in the Private Pharma division grew as a result of the sustained growth in terms of values of the private pharmaceutical market as well as GCS’s competitive performance, which includes combined operations both with clients and suppliers.

Private Pharma´s sales as a percentage of the Group´s total sales were 83.65%, showing a slight increase from 3Q05 when it represented 82.23%.

GOVERNMENT PHARMA

Government Pharma´s performance shifted from previous quarters, decreasing 12.43% from 3Q05 as a result of lower sales of subrogate products. It is worth noting that sales to state-owned health institutions continue increasing during the quarter.

As a result of such trend, sales of this division represented 3.24% of total sales, decreasing from the 3.82% posted in 3Q05.

HEALTH, BEAUTY, CONSUMER GOODS, GENERAL MERCHANDISE AND OTHER

Sales from this division declined 5.24% when compared to 3Q05, as sales of certain products and to certain clients decreased along with the discontinuation of some health and beauty product lines that did not meet established profitability parameters.

As a percentage of total sales, this division decreased its participation from 9.91% in 3Q05 to 9.10% in 3Q06.

PUBLICATIONS

Citem´s sales increased 2.51% mainly due to changes in magazines mix according to points of sales requirements. These efforts were aimed to increase volumes sold. In addition, more booths were placed in the different markets attended in order to better display the magazines.

As a percentage of total sales, Citem´s sales slightly decreased from 4.04% in 3Q05 to 4.01% in 3Q06.

                                                            Division                           % of Sales
                                                       Private Pharma                      83.65%
                                                  Government Pharma                    3.24%
                                    Health, Beauty, Consumer Goods,
                                      General Merchandise and Other             9.10%
                                                        Publications                             4.01%
                                                            TOTAL                              100.00%

GCS´s consolidated sales increased 3.27% from 3Q05.

GROSS INCOME

Gross income during the quarter slightly decreased 0.49% when compared to 3Q05. Consequently, gross margin decreased 34 basis points with respect to 3Q05, reaching 9.15%.

Gross margin decreased as a result of greater discounts offered to our diverse clients with which we have operations, due to the competition registered in the different markets in which we participate.

OPERATING EXPENSES

The improved in productivity and efficiency in the Group as a result of the implementation of efficiency programs in our warehouses, delivering routes, employees and operations in general, allowed us to reduce our expenses as a percentage of sales above the reduction showed in our gross margin. Consequently, GCS’s operating margin improved in 3Q06 when compared to 3Q05.

Operating expenses decreased 4.09%, or $13.53 million, in the quarter. As a percentage of sales, operating expenses represented 5.67% in 3Q06, down 44 b.p. from 6.11% in 3Q05.

OPERATING INCOME

Operating income increased 6.00% as sales grew and operating expenses declined. The operating margin increased from 3.38% in 3Q05 to 3.47% in 3Q06, representing a nine basis points growth.

OPERATING INCOME PLUS DEPRECIATION AND AMORTIZATION

Operating income plus depreciation and amortization of the Group in 3Q06 rose 1.65% from 3Q05 to $214.86 million.

Its margin showed a slight decrease of six basis points from 3.90% in 3Q05 to 3.84% in 3Q06, influenced by the 26.49% decrease registered in depreciation and amortization during the quarter due to the complete depreciation of the company’s computer systems.

CASH AN COST- BEARING LIABILITIES

GCS´s balance remained free of cost-bearing liabilities in the third quarter of the current year.

During the quarter, cash and cash equivalents totaled $586.59 million pesos, 41.75% higher than in 3Q05.

COMPREHENSIVE COST OF FINANCING

GCS´s comprehensive cost of financing (CCF) during the quarter was of $3.65 million, 73.99% higher than the $2.10 million of 3Q05. The increase owes primarily to a greater expense as a result of the monetary position, which shifted from $5.11 million in 3Q05 to $13.55 million in 3Q06. This increase was not compensated by higher interest gained registered during the quarter, which rose by 159.11% to $12.35 million pesos.

OTHER EXPENSES/INCOME

Other expenses/income decreased 12.82% with respect to 3Q05, totalizing a net income of $3.29 million. It is worth noting that in this concept, we register expenses and revenues from operations different than those of our core business, such as the sale of transportation equipment and other services.

TAX PROVISIONS

Tax provisions during the third quarter decreased 40.87% from 3Q05 to $36.36 million pesos. The Group´s tax rate provision declined from 33.27% in 3Q05 to 18.77% in 3Q06.

NET INCOME

Net income in the period increased 26.74% to $156.27 million as a result of a greater operation profit and lower tax provisions. As a percentage of sales, net income increased from 2.28% in 3Q05 to 2.80% in 3Q06.

WORKING CAPITAL

Account receivables in the third quarter increased slightly by 0.2 days in 3Q05 to 58.3 days. Inventory days to costs rose 6.1 days to 51.2 days. Account payables increased 5.5 days to 47.3 days.

The 265.4 million shares issued by Grupo Casa Saba are listed in the Mexican Stock Exchange and its ADRs in the New York Stock Exchange, both under the symbol “SAB”. One ADR equals 10 ordinary shares.

Grupo Casa Saba is one of the leading distributors of pharmaceutical products, beauty, personal care and consumer goods, general merchandise, publications and other goods in Mexico. With more than 110 years of experience, the Company distributes to the majority of pharmacies, chains, self-service and convenience stores, as well as other specialized national chains.

As a precautionary note to investors, except for the historic information contained herein, certain topics discussed in this document constitute forward-looking statements. Such topics imply risks and uncertainties, including the economic conditions in Mexico and other countries in which Casa Saba operates, as well as variations in the value of the Mexican peso as compared with the US dollar.

Contacts:

GRUPO CASA SABA                                               IR Communications:
Jorge Sánchez, IR                                                      Jesús Martínez Rojas
+52 (55) 5284-6672                                                  +52 (55) 5644-1247
jsanchez@casasaba.com                                         jesus@irandpr.com

Alejandro Sadurni, CFO
asadurni@casasaba.com